Rider

Free Withdrawal Rider

This Rider is made part of the Contract to which it is attached. If this rider is issued at the same time as your Contract, this rider is effective on the Contract Issue Date shown on the Contract Specifications. If this rider is issued after your Contract, this rider is effective on the date upon which this rider was added.

If You choose to return the Contract under the Right to Examine this Rider will also be void.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Rider will control.

On any day in a Contract Year before the Annuity Payout Date, You may take a Withdrawal without incurring a Withdrawal Charge, “Free Withdrawal”.

Each Contract Year, the Free Withdrawal will be the greater of:

(1)	a percentage as shown in the Contract Specifications, of the remaining Purchase Payments (that are still subject to withdrawal charges); or

(2)	any amount withdrawn to meet Required Minimum Distributions (RMD); or

(3)	amount that may be withdrawn under a Benefit Option or Rider, if applicable.

Although amounts withdrawn as a Free Withdrawal reduce the Contract Value, they do not reduce the remaining Purchase Payments for purposes of calculating future Free Withdrawal amounts and Withdrawal Charges. Partial Withdrawals in a Contract Year that are in excess of the Free Withdrawal amount incur a Withdrawal Charge applicable to the remaining Purchase Payments and reduce those Purchase Payments on a first-in, first-out (FIFO) basis.

If You choose to take less than the Free Withdrawal amount during a Contract Year, You may not carry over the unused Free Withdrawal amount in any subsequent Contract Years.

Termination

This Rider will terminate upon the termination of the Contract.

AUGUSTAR LIFE INSURANCE COMPANY

Form ICC25-VFWR-1	AuguStar Life Insurance Company	Page 1